UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-15392

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

(Full title of the Plan)

Regent Communications, Inc.
100 East RiverCenter Boulevard
9th Floor
    Covington, Kentucky 41011
(Name of Issuer of the securities held pursuant
to the Plan and address of its principal executive office)

REPORT OF INDEPENDENT ACCOUNTANTS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
FORM 5500, SCHEDULE H, LINE 4(i)
FORM 5500, SCHEDULE H, LINE 4(j)
SIGNATURE
EX-23
EX-99.1

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

INDEX

Required Information:	Page
Number

Report of Independent Auditors	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	5

Notes to Financial Statements	6

Additional Information: *

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

Form 5500, Schedule H, Line 4(j)- Schedule of Reportable Transactions for the year ended December 31, 2002	13

Exhibits:

Consent of Independent Auditors

Section 906 Certification

*     Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Cincinnati, Ohio
June 20, 2003

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2002 and 2001

	December 31,

	2002	2001

ASSETS:

Cash	$—	$25,171

Investments (See Note 3)	2,706,773	2,211,963

Receivables:

Participant contributions	33,073	—

Employer contributions	91,122	27,721

Total receivables	124,195	27,721

Total assets	2,830,968	2,264,855

LIABILITIES:

Refund of excess contributions	—	125,641

Total liabilities	—	125,641

Net assets available for benefits	$2,830,968	$2,139,214

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2002

For the Year Ended
December 31,
2002

Additions:

Additions to net assets attributed to:

Investment income:

Net depreciation in fair value of investments (See Note 3)	$(511,099)

Dividends and interest	29,804

Total investment income	(481,295)

Contributions:

Participant contributions	1,007,186

Employer contributions	333,989

Total contributions	1,341,175

Total additions	859,880

Deductions:

Benefits paid to participants	168,126

Net increase	691,754

Net assets available for benefits:

Beginning of year	2,139,214

End of year	$2,830,968

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

a.	General – The Plan is a defined contribution plan covering all employees of Regent Communications, Inc. (the “Company”) who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions – Eligible participants may elect to have a percentage of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first six percent of compensation that a participant contributes to the Plan. The Company matching contribution is invested directly in Regent Communications, Inc. common stock. The Company may, at its discretion, make additional contributions to the Plan.

c.	Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their contribution percentage on a quarterly basis.

d.	Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in a percentage of Company contributions plus actual earnings thereon as follows:

Years of Service at Regent	Vesting Percentage

Less than two years	0%

Two but less than three years	33%

Three but less than four years	66%

Four or more years	100%

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

e.	Participant Loans – Participants who are actively employed may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan fees and interest due shall be paid by the participant. All loans must be adequately secured, and participants shall use up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at rates the Company’s principal bank would charge on similar loans. Principal and interest is paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $36,640 and $33,869 at December 31, 2002 and 2001, respectively.

f.	Payment of Benefits – Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

g.	Forfeited amounts related to employees who were not fully vested at the time of termination may be used to reduce employer contributions to the Plan, may be allocated among eligible participants or may be used to pay administrative expenses of the Plan. There were no forfeitures available at December 31, 2002 and 2001. During 2002, employer contributions were reduced by $26,134 from forfeited non-vested accounts.

h.	Plan Administration and Expenses – Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s third-party administrator is FTJ FundChoice, LLC. The Plan custodian is the Circle Trust Company.

i.	Investments – There are currently 13 investment funds available for the investment of future contributions made by eligible participants under the Plan:

•	American Funds EuroPacific Growth Fund

•	American Funds Fundamental Investors Fund

•	AIM Value A Fund

•	Evergreen Foundation A Fund

•	Invesco Dynamics Fund

•	Invesco Balanced Fund

•	Janus Fund

•	Janus Worldwide Fund

•	Morley Accumulation Fund

•	Oppenheimer US Government Fund

•	Putnam OTC Emerging Growth A Fund

•	Vanguard 500 Index Fund

•	Federated Automated Cash Management Fund

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF ACCOUNTING POLICIES

a.	Basis of Accounting – The Plan’s financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized appreciation (depreciation) on those investments held at year end.

The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

d.	Payment of Benefits – Benefits are recorded when paid.

e.	Contributions – Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,

	2002	2001

American Funds Fundamental Investors Fund; 6,462 shares and 4,120 shares, respectively	$143,640	$113,088

AIM Value A fund; 16,161 shares and 10,887 shares, respectively	**	118,341

Invesco Dynamics Fund; 14,968 shares and 9,760 shares, respectively	159,556	155,475

Invesco Balanced Fund; 11,249 shares and 7,534 shares, respectively	**	110,218

Janus Fund; 16,087 shares and 9,921 shares, respectively	286,662	244,054

Janus Worldwide Fund; 7,630 shares and 5,498 shares, respectively	245,157	241,037

Morley Accumulation Fund; 21,474 shares and 20,680 shares, respectively	214,741	206,800

Oppenheimer US Government Fund; 25,873 shares and 18,061 shares, respectively	258,209	171,217

Putnam OTC Emerging Growth A Fund; 24,870 shares and 14,929 shares, respectively	**	111,970

Vanguard 500 Index Fund; 3,801 shares and 2,010 shares, respectively	308,413	212,809

Company common stock; 88,537 shares and 55,578 shares, respectively*	523,257	375,149

*       Nonparticipant-directed

**     Amount has been omitted as it represents less than 5% of the Plan’s net assets in the stated year.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $511,099 as follows:

Mutual Funds	$(452,662)

Common Stock	(58,437)

$(511,099)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the change in net assets relating to nonparticipant-directed investments is as follows:

Year Ended
December 31, 2002

Changes in Net Assets:

Employer contributions	$333,989

Net depreciation	(58,437)

Benefits paid to participants	(60,922)

Net Change in Net Assets	214,630

Net Assets, Beginning of Year	399,749

Net Assets, End of Year	$614,379

5. PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. TAX STATUS

The Plan obtained a determination letter on May 6, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. PLAN AMENDMENTS

During the 2002 Plan year, the following amendments were adopted, approved or became effective:

•	Recognized the merger of the Faircom Employee 401(k) Retirement Plan into the Regent Communications, Inc. 401(k) Profit Sharing Plan.

•	Allowed the employees of acquired companies to participate in the Plan upon the close of a business combination if they were enrolled in the acquired company’s 401(k) plan.

•	Removed limit on salary deferral contributions as a percentage of compensation. The only limitation is the current Internal Revenue Service maximum contribution amount.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

•	Eliminated requirement that participants must be employed by the Company on last day of the quarter in order to receive the respective quarter’s Company matching contribution.

•	Participant contributions will be evaluated on an annualized basis to determine the amount of matching contributions due each participant.

There were no plan amendments during 2001.

8.     DISCRIMINATION TEST

Contributions to the Plan for 2001 exceeded limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. As a result, $125,641 was reflected in the financial statements as a refund of excess contributions to participants from the Plan at December 31, 2001. Additionally, employees forfeited $44,095 of non-vested employer match on these contributions in 2001. This is reflected as a reduction of the employer receivable at December 31, 2001. There were no excess contributions payable to participants at December 31, 2002.

9.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,

	2002	2001

Net assets available for plan benefits per the financial statements	$2,830,968	$2,139,214

Corrective distribution	(922)	—

Net assets available for plan benefits per Form 5500	$2,830,046	$2,139,214

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2002

Benefits paid to participants per the financial statements	$168,126

Corrective distribution	922

Benefits paid to participants per Form 5500	$169,048

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

	NUMBER		MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST	VALUE

American Funds EuroPacific Growth Fund	4,722	**	$108,464

American Funds Fundamental Investors Fund	6,462	**	143,640

AIM Value A Fund	16,161	**	121,372

Evergreen Foundation A Fund	2,831	**	40,053

Invesco Dynamics Fund	14,968	**	159,556

Invesco Balanced Fund	11,249	**	134,874

Janus Fund	16,087	**	286,662

Janus Worldwide Fund	7,630	**	245,157

Morley Accumulation Fund	21,474	**	214,741

Oppenheimer US Government Fund	25,873	**	258,209

Putnam OTC Emerging Growth A Fund	24,870	**	125,344

Vanguard 500 Index Fund	3,801	**	308,413

Federated Automated Cash Management Fund	391	**	391

Regent Communications, Inc. common stock*	88,537	$658,613	523,257

Participant Loans (interest rates range from 6.25% to 10.50% )	—	**	36,640

Grand Total			$2,706,773

•     Nonparticipant-directed investment

•     This information is not required for participant-directed accounts.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)

Regent Communications, Inc.	common stock	$337,696	$—	$337,696	$337,696	$—

The above totals reflect the net activity of 4 purchase transactions.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN

Date: June 27, 2003	By: /s/ ANTHONY A. VASCONCELLOS Anthony A. Vasconcellos, Trustee